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                              September 20, 2021

       Jennifer Ernst
       Chief Executive Officer
       Tivic Health Systems, Inc.
       39899 Balentine Drive, Suite 200
       Newark, CA 94560

                                                        Re: Tivic Health
Systems, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-258411

       Dear Ms. Ernst:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your statement that the underwriters of the offering have informed you that the gross proceeds of the
offering will not be less than $15,000,000. However, given your disclosed public
offering price range of $5.00 to $6.00 per share, it appears that if you price the offering in
the bottom half of your disclosed range and the underwriters do not exercise their
over-allotment option, the gross proceeds of your offering will be less than
                                                        $15,000,000. To the
extent that this statement is referencing the listing requirements of the
                                                        Nasdaq Capital Market,
please revise to state, if true, that (i) the gross proceeds from the offering must be at
least $15,000,000 in order for your initial listing application to be approved and (ii) there
is no guarantee that the gross proceeds from the offering will be at least $15,000,000 and
that you may need the underwriters to exercise their over-allotment
 Jennifer Ernst
Tivic Health Systems, Inc.
September 20, 2021
Page 2
      option in order to meet this threshold.
Cost of Sales, page 39

2. Please expand your disclosure to explain how you reasonably concluded that your June
      30, 2021 inventory balance is stated at the lower of cost or net realizable value (page F-8)
      given the significant gross loss recognized in the quarter then-ended, and the pattern of historical gross losses, and the 20% decline in second quarter sales relative to the March
      31, 2021 quarter. The disclosure should specifically address your basis for eliminating your inventory reserve in the June 30, 2021 quarter as reported on page F-38.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJennifer Ernst
                                                            Division of
Corporation Finance
Comapany NameTivic Health Systems, Inc.
                                                            Office of Life
Sciences
September 20, 2021 Page 2
cc:       Christopher L. Tinen, Esq.
FirstName LastName